UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2021
Commission File Number: 001-39522
COMPASS PATHWAYS PLC
(Translation of registrant’s name into English)

COMPASS Pathways plc
3rd Floor
1 Ashley Road
Altrincham
Cheshire WA14 2DT
United Kingdom
Tel: +1 (646) 905-3974
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
COMPASS Pathways plc

Enclosed hereto are copies of the following items in connection with COMPASS Pathways plc’s Annual General Meeting that will be held at Goodwin Procter (UK) LLP, 100 Cheapside, London EC2V 6DY on June 22, 2021 at 4:00 p.m. (UK time).
The information contained in this Form 6-K, including Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. It may only be incorporated by reference in another filing under the Exchange Act or the Securities Act of 1933, as amended, if such subsequent filing specifically references the information furnished pursuant to this Form 6-K.

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Annual General Meeting
99.2	Form of Proxy for holders of American Depositary Shares
99.3	Form of Proxy for holders of Restricted American Depositary Shares
99.4	Depositary’s Notice of Annual General Meeting for holders of American Depositary Shares
99.5	Depositary's Notice of Annual General Meeting for holders of Restricted American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPASS PATHWAYS PLC

Date: May 24, 2021	By:	/s/ Piers Morgan
	Name: Title:	Piers Morgan Chief Financial Officer